EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Spire Biomedical, Inc.	Incorporated on 25 October 2000 Under the laws of the Commonwealth of Massachusetts

Spire Solar, Inc.	Incorporated on 5 December 2002 Under the laws of the Commonwealth of Massachusetts

Spire Florida, Inc.	Incorporated on 31 July 2003 Under the laws of the Commonwealth of Massachusetts

Bandwidth Semiconductor, LLC	Formed on December 21, 1999 Under the laws of the State of Delaware